FILE NO: 82-3806 03 APR -8 AM 7:21

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

1 April 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03007939

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. See attached.

PROCESSED
APR 16 2003
THOMSON
FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 4 Mar 2003
Number	2258I

04 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 03 March 2003 for cancellation the following Ordinary shares of 1p each:

906,863 At 179.9773p per share

END

Company website

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 5 Mar 2003
Number	2898I

05 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 04 March 2003 for cancellation the following Ordinary shares of 1p each:

573,104 At 183.3039p per share

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 6 Mar 2003
Number	3514I

06 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 05 March 2003 for cancellation the following Ordinary shares of 1p each:

950,000 At 182.8088p per share

END

Company website

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 7 Mar 2003
Number	4144I

07 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 06 March 2003 for cancellation the following Ordinary shares of 1p each:

798,770 At 179.8136p per share

END

Company website

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 10 Mar 2003
Number	4797I

10 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 07 March 2003 for cancellation the following Ordinary shares of 1p each:

1,738,497 At 172.7953p per share

END

Company website

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 11 Mar 2003
Number	5360I

11 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 10 March 2003 for cancellation the following Ordinary shares of 1p each:

42,014	At 170p per share

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 12 Mar 2003
Number	5935I

12 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 11 March 2003 for cancellation the following Ordinary shares of 1p each:

2,250,000	At 164.8136p per share

END

Company website

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 13 Mar 2003
Number	6580I

13 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 12 March 2003 for cancellation the following Ordinary shares of 1p each:

1,459,616 At 158.2069p per share

END

Company website

03 APR -9 AM 7:21

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 14 Mar 2003
Number	7196I

14 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 13 March 2003 for cancellation the following Ordinary shares of 1p each:

519,013 At 160.1096p per share

END

Company website

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 21 Mar 2003
Number	0234J

21 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 20 March 2003 for cancellation the following Ordinary shares of 1p each:

1,100,000 At 173.7811p per share

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 24 Mar 2003
Number	0783J

24 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 21 March 2003 for cancellation the following Ordinary shares of 1p each:

113,878 At 174.7709p per share

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 25 Mar 2003
Number	1331J

25 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 24 March 2003 for cancellation the following Ordinary shares of 1p each:

50,000 At 172.5p per share

END

Company website

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 28 Mar 2003
Number	3097J

28 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 27 March 2003 for cancellation the following Ordinary shares of 1p each:

810,098 At 174.3421p per share

END

Company website

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Full Text Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 31 Mar 2003
Number	3809J

31 March 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 28 March 2003 for cancellation the following Ordinary shares of 1p each:

250,000 At 173.9p per share

END

Company website

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Pricing Supplement
Released	12:28 24 Mar 2003
Number	1037J

Pricing Supplement

Issuer:	Rentokil Initial Plc
Series No	6
Description:	Issue of JPY 2,000,000,000 Fixed Rate Notes
Currency/ Principal Amount:	Japanese Yen ("JPY")
Issue Price:	100 per cent
Specified Denomination	JPY 100,000,000
Issue Date:	24 March 2003
Maturity Date:	24 March 2005
ISIN:	XS0165496901

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

03 APR -8 AM 7:21

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Shareholding
Released	17:55 4 Mar 2003
Number	2970I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Clive Malcolm Thompson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired

235,896

8. Percentage of issued class

0.013%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

182.75p

13. Date of transaction

3 March 2003

14. Date company informed

3 March 2003

15. Total holding following this notification

6,039,535

16. Total percentage holding of issued class following this notification

0.32%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

4 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

James Christie Falconer Wilde

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired

64,908

8. Percentage of issued class

0.003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

182.75p

13. Date of transaction

3 March 2003

14. Date company informed

3 March 2003

15. Total holding following this notification

103,427

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

4 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Rentokil Initial plc

2. Name of director

Edward Forrest Brown

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired

48,502

8. Percentage of issued class

0.003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

13. Date of transaction

3 March 2003

14. Date company informed

3 March 2003

15. Total holding following this notification

610,558

16. Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

4 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Roger Christopher Payne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired

62,054

8. Percentage of issued class

0.003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

182.75p

13. Date of transaction

2 March 2003

14. Date company informed

3 March 2003

15. Total holding following this notification

192,563

16. Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

4 March 2003

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Shldng-Amendment
Released	10:42 26 Mar 2003
Number	2159J

The following amends the directors' shareholding announcement released on 4th March 2003 at 17.55 under RNS number 2970I. The number of shares in item 7 and in item 15 for all directors has been corrected compared with the numbers previously stated. The price per share shown in item 12 has been changed from 182.75 p to 182.13 p. All other details remain unchanged and the full corrected text appears below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Clive Malcolm Thompson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired

8. Percentage of issued class

0.013%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

182.13p

13. Date of transaction

3 March 2003

14. Date company informed

3 March 2003

15. Total holding following this notification

6,040,338

16. Total percentage holding of issued class following this notification

0.32%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

4 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

James Christie Falconer Wilde

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired

65,128

8. Percentage of issued class

0.003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

182.13p

13. Date of transaction

3 March 2003

14. Date company informed

3 March 2003

15. Total holding following this notification

103,647

16. Total percentage holding of issued class following this notification

0.006%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

4 March 2003

SCHEDULE 11

1. Name of company

Rentokil Initial plc

2. Name of director

Edward Forrest Brown

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired

48,667

8. Percentage of issued class

0.003%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

13. Date of transaction

3 March 2003

14. Date company informed

3 March 2003

15. Total holding following this notification

610,723

16. Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

4 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Roger Christopher Payne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired

62,265

8. Percentage of issued class

0.003%

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

182.13p

13. Date of transaction

2 March 2003

14. Date company informed

3 March 2003

15. Total holding following this notification

192,774

16. Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

4 March 2003

END